# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HAWAIIAN ELECTRIC CO INC, CIK 0000046207
CUSIP: 419866843
Title of class of securities: Cumulative Preferred Stock, Series H - 5.25%
Address of issuer's principal executive offices: 1099 Alakea Street, Suite 2200, Honolulu, Hawaii (HI), 96813
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001993057
Persons authorized to receive notices and communications: Kevin Barnes, 1135 Makawao Avenue, #253, Makawao, Hawaii (HI), 96768, 1.808.400.8889; Andrew K. Glenn, Glenn Agre Bergman & Fuentes LLP, 1185 Avenue of the Americas, 22nd Floor, New York, New York (NY), 10036, 1.212.970.1600

## Reporting persons
- Kevin Barnes (CIK 0001993057): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Cumulative Preferred Stock, Series H - 5.25%
Name of issuer: HAWAIIAN ELECTRIC CO INC
Address of issuer's principal executive offices: 1099 Alakea Street, Suite 2200, Honolulu, Hawaii (HI), 96813

## Item 2. Identity and Background
Name of person filing: This statement is filed by Kevin Barnes with respect to the Preferred Shares directly and/or beneficially owned by him.
Residence or business address: The principal business address of the Reporting Person is 1135 Makawao Avenue, #253, Makawao, HI 96768.
Present principal occupation or employment: The Reporting Person, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Kevin Barnes is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: - N / A -

## Item 4. Purpose of Transaction
Purpose of transaction: On October 15, 2025, the Hawaiian Electric Company, Inc. elected to redeem, along with other tranches of preferred stock, its Series H 5 1/4% Cumulative Preferred Stock, par value $20 per share, for a total cash payment of $21.2625 per share. Mahalo and good luck!

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Preferred Shares reported owned by each person named herein is based upon 250,000 Preferred Shares outstanding as of June 30, 2025 per the Issuer's Form 10-Q filed on 08/07/25.

Kevin Barnes

(a) As of the date hereof, Kevin Barnes beneficially owns 0 Preferred Shares.

Percentage: Approximately 0%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0

2.Shared power to vote or direct vote: 0

3.Sole power to dispose or direct the disposition: 0

4.Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. The Reporting Person disclaims beneficial ownership of the Preferred Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Person during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Preferred Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule A: Kevin Barnes Transactions in the Hawaiian Electric Company, Inc. Cumulative Preferred Stock, Series H - 5.25% During the Past Sixty (60) Days

## Signatures
- Kevin Barnes: /s/ Kevin Barnes, Kevin Barnes (10/16/2025)